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February 21, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathryn Jacobson
Robert Littlepage
Jeffrey Kauten
Jan Woo

Re:	Intermedia Cloud Communications, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Originally Publicly Filed on February 26, 2021

File No. 333-253626

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Act”), Intermedia Cloud Communications, Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-1 (File No. 333-253626), initially filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2021, together with all exhibits thereto (as amended prior to the date hereof, the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because the Company is no longer pursuing an initial public offering of its common stock at this time. The Commission has not declared the Registration Statement effective under the Act, and the undersigned represents that no securities were sold pursuant to the Registration Statement.

The Company further requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Should you have any questions regarding these matters, please contact our counsel, Alexander M. Schwartz of Kirkland & Ellis LLP, at (312) 862-2578.

Thank you for your assistance in this matter.

Sincerely,

Intermedia Cloud Communications, Inc.

/s/ Jason H. Veldhuis
Jason H. Veldhuis
Chief Financial Officer

www.intermedia.com